Tandy Leather Factory, Inc.
1900 Southeast Loop 820
Fort Worth, Texas  76140

May 24, 2010

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post−Effective Amendment No. 1 to Registration Statement on Form S−8
(Registration No. 033−81214), filed on May 14, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Tandy Leather Factory, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post−Effective Amendment No.1 to its Registration Statement on Form S−8 (Registration No. 033−81214), filed on May 14, 2010 (“Post−Effective Amendment No.1”).

The Registrant is requesting the withdrawal of the Post−Effective Amendment No.1 because the Registrant inadvertently filed the Post-Effective Amendment No.1 using the “POS AM” form instead of the “S-8 POS” form. Following the withdrawal of the Post-Effective Amendment No.1, the Registration intends to re-file the Post-Effective Amendment No.1 using the proper form.

Thank you for your assistance in this matter.

Sincerely,

TANDY LEATHER FACTORY, INC.

/s/ Shannon L. Greene
Name: Shannon L. Greene
Title: Chief Financial Officer